Filed by Prologis, Inc. (SEC File No. 001-13545)

Pursuant to Rules 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934 as amended.

Subject Company: DCT Industrial Trust Inc.

Commission File No. 001-33201

From: Moghadam, Hamid

Sent: Sunday, April 29, 2018 2:11 PM

To: DL-Prologis-All-Global

Subject: DCT Transaction

Dear Colleagues,

I am excited to share with you today that we have just announced the acquisition of DCT Industrial Trust. You can read more about the transaction in the attached press release.

This deal is all about strategic fit and scale. I have long considered DCT’s portfolio to be the most complementary to our own, and this transaction presented a rare opportunity to acquire one of the highest-quality industrial portfolios in the U.S. In buying DCT, we will deepen our presence in our global and regional markets. We’ll also have more ways to work with existing customers while adding about 500 new relationships to our roster.

Because DCT adds to our scale and global reach, we’re also creating additional opportunities for our 5D initiatives. We want to make sure everyone understands our unique ability to make real estate more valuable when it becomes part of our platform. Over time, the acquisition of DCT will help us highlight that point.

You’ll hear more from me as we move toward the deal close, which is expected in the third quarter of 2018. We’re hosting a call for investors tomorrow at 6:00 a.m. PT/7:00 a.m. MT with DCT CEO Phil Hawkins – please listen to the webcast if you can. In addition, Ed, Gene and Larry will host a meeting/call in the Denver office tomorrow at 1:30 p.m. MT to discuss this transaction in more detail and answer your questions. An invite for this event will be forthcoming. Please make sure you gather together with your office colleagues because there will be a limited number of lines for this call.

With respect to personnel decisions, we expect to add colleagues in some locations in the field to operate the expanded portfolio and will look to DCT personnel and others to fill these new positions as well as our existing open positions. With respect to Prologis, it will be business as usual. We’re committed to keeping all employees up-to-date during the acquisition process, but should you have any further questions or concerns, please reach out to Executive Committee members or your regional leadership teams.

Today’s announcement represents yet another step in achieving our vision of enduring excellence. Let’s keep working together to make that vision more of a reality every day.

Hamid

Additional Information

In connection with the proposed transaction, Prologis will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Prologis and a proxy statement of DCT (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to DCT’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Prologis or DCT. The documents filed by Prologis with the SEC may be obtained free of charge at Prologis’ website at the Investor Relations section of www.prologis.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Prologis by requesting them from Investor Relations by mail at Pier 1, Bay 1, San Francisco, CA 94111 or by telephone at 415-394-9000. The documents filed by DCT with the SEC may be obtained free of charge at DCT’s website at the Investor Relations section of www.DCT.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from DCT by requesting them by mail from Investor Relations, 555 17th Street, Suite 3700, Denver, CO 80202, or by telephone at 303-597-1550.

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